

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402**

Mail Stop 3561

October 6, 2010

TORM A/S
Roland M. Andersen-Chief Financial Officer
Tuborg Havnevej 18
DK-2900 Hellerup, Denmark

> **Re:** **Torm A/S**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed June 29, 2010**
> **File Number: 000-49650**

Dear Mr. Anderson:

      We have reviewed your filing and have the following comments. Where indicated, please revise your future filings to comply with our comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason.  Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.  Please respond within ten (10) business days.

Form 20-F for the fiscal year ended December 31, 2009

Item 5- Operating and Financial Review and Prospects
Assessment of Impairment of Assets, page 47

1. You indicate that you observed indications of potential impairment of your assets in the form of negative development in freight rates and vessel prices. In particular, you state that if an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use. In previous years, you disclosed the amount by which market value exceeded the carrying value of such assets. However, it appears that such disclosures can only be found on page 55 and solely relate to your impairment analysis in 2008. As such, and in light of the fact that you indicate there was continued deterioration in your industry through 2009, please tell us whether the carrying value of your vessels exceed their fair value, less cost to sell, at December 31, 2009. Also, tell us whether you relied on the value in use to support the carrying amount of your vessels. As applicable, revise your filing to include similar disclosures to those made in previous years. Specifically, please disclose the amount by which the fair value of your assets exceeded the carrying value of such assets and, if you relied on value in use to substantiate the carrying amount of your assets, a discussion of the amount by which the value in use of such assets exceeded the carrying amount.

Consolidated Financial Statements

Notes to Consolidated Financial Statements
Note 9- Impairment Testing, page F-36

2. Please tell us whether you continue to use a 5 year cash flow projection for your goodwill impairment analysis.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,


David R. Humphrey
Branch Chief